Annual Report

Cover Page

Name of issuer:

TransitNet, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 1/9/2020

Physical address of issuer:

3770 Highland Ave #101
Manhattan Beach CA 90266

Website of issuer:

https://transitnet.io/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$760,183.80	$1,335,202.00
Cash & Cash Equivalents:	$710,183.80	$1,295,202.00
Accounts Receivable:	$0.00	$1,089.00
Short-term Debt:	$226,136.37	$162,677.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$2,848.00	$9,797.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,377,827.00)	($975,340.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

TransitNet, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
CapLinked Inc.			2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Christopher Grey	COO	2020
Eric Jackson	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
CapLinked Inc. (21% owned by Eric Jackson, 21% owned by Christopher Grey)	Membership Interest	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

While our company builds cloud-based software, its business model is to sell software to individuals and firms that own cryptocurrency or are service providers to such firms. Therefore demand for our software can be impacted by regulations governing cryptocurrencies.

The regulatory environment for cryptocurrency in the United States is still dynamic and evolving. The issuance of future regulations could impact businesses' demand for cryptocurrency in ways that we cannot currently anticipate.

Likewise, prolonged regulatory uncertainty could diminish demand for cryptocurrency and therefore impact demand for our software.

The US economy currently faces a number of economic risks, including but not limited to geopolitical conflict, high inflation, rising interest rates, stock market volatility, and ongoing uncertainty from the Covid-19 pandemic. This could negatively impact the ability of our prospective clients to purchase our software or invest in new types of technologies.

We assume that use of cryptocurrency as an asset class and payment mechanism will continue to grow in future years. If this assumption proves incorrect, it will hamper our ability to sell our software.

Our firm's software product is early stage and has not yet achieved what is known in the industry as product-market fit. We are currently testing it with users in order to gain insights into the market, which we hope will guide us toward future changes to our product and implementation of our business model. If we are unable to achieve product-market fit for any reason, it will limit our ability to scale the business and hamper the company's future prospects.

We assume that we will be able to continue to enhance and improve our software in ways that are desirable to existing and prospective customers. If we are unable to do this for any reason, it will limit our ability to grow revenue and put the business at risk.

There are significant costs associated with the creation of a cloud-based software company, and most businesses in this industry do not generate a profit for many years, if ever. We will likely need to raise additional amounts of capital from outside investors after this current raise. If we are unable to do so for any reason, it will hamper the company's future prospects.

Other firms could enter our field and release competing products. If these firms are larger, more highly capitalized, or better at executing, they may pose a serious risk to the company's future prospects.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company may secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on its ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect the Company's business, financial condition, and operating results

The Company relies on various intellectual property rights in order to operate its business. The Company's intellectual property rights, including trademarks, may not be sufficiently broad or otherwise may not provide a significant competitive advantage. The steps the Company has taken to maintain and protect its intellectual property may not prevent such rights from being challenged, invalidated, circumvented or designed-around. Should the Company fail to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect intellectual property or detect or prevent circumvention or unauthorized use of such property, it could adversely impact Company's competitive position and results of operations.

The Company relies on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect trade secrets and other proprietary rights. There is no assurance that these agreements will adequately protect the trade secrets and other proprietary rights if breached, or that the Company will have adequate remedies for any breach. that others will not independently develop substantially

As the Company expands its business, protecting our intellectual property will become increasingly important. The protective steps taken may be inadequate to deter competitors from using the Company's proprietary information. In order to protect or enforce its intellectual property rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, third parties may assert claims against us with or without provocation, and an adverse finding could negatively impact the Company. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the Company operates is still evolving and, consequently, intellectual property positions in this industry are generally uncertain. the Company cannot assure that it will prevail in any potential suits or that damages or other remedies would be commercially valuable.

Security breaches and other disruptions could compromise the Company's information and expose it to liability, which would cause its business and reputation to suffer. The Company collects and stores sensitive data, including intellectual property, proprietary business information of the Company's customers, vendors and business partners, and personally identifiable information of its customers and employees. The secure processing, maintenance and transmission of this information is critical to the Company's operations and business strategy. Like others in this industry, the Company could face persistent attacks on its information infrastructure where proprietary information and sensitive/confidential data relating to our operations is stored. Additionally, software and applications that the Company procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite security measures, the information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company's networks and the information stored there could be accessed, publicly disclosed, lost or stolen, potentially resulting in legal claims or proceedings. Such loss of information could disrupt the Company's operations and the products and services it provides to customers, damage its reputation, and cause a loss of confidence in its products and services, which could adversely affect the Company's revenues and competitive position.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2021	Section 4(a)(2)	SAFE	$90,000	General operations
4/2021	Section 4(a)(2)	SAFE	$50,000	General operations
4/2021	Regulation Crowdfunding	SAFE	$1,070,000	General operations
5/2021	Regulation D, 506(c)	SAFE	$918,103	General operations
7/2022	Regulation D, Rule 506(c)	SAFE	$74,700	General operations
9/2022	Section 4(a)(2)	SAFE	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	CapLinked, Inc.
Amount Invested	$5,000.00
Transaction type	Loan
Issue date	10/14/20
Outstanding principal plus interest	$0.00 as of 02/07/21
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Parent company

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of

Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We believe crypto holds great promise, but only if it enters the mainstream and becomes more widely used. Many requirements of investors cannot be met without title and the right infrastructure: proof of reserve, use as collateral, and ability to insure.

We want to make crypto safe and secure. Our first-of-its-kind platform allows investors to confirm ownership for digital currencies they have in their crypto wallets, as well as monitor asset movements and securely exchange information with other parties before sending or receiving crypto.

TransitNet, LLC was incorporated in the State of California in January 2020.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $2,848 compared to the year ended December 31, 2021, when the Company had revenues of $9,797. Our gross margin was 100.0% in fiscal year 2022, compared to 100.0% in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $760,183.80, including $710,183.80 in cash. As of December 31, 2021, the Company had $1,335,202 in total assets, including $1,295,202 in cash.

- *Net Loss.* The Company has had net losses of $1,377,827 and net losses of $975,340 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $226,136.37 for the fiscal year ended December 31, 2022 and $162,677 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $5,000 in debt and approximately $2.8M in SAFEs. We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds previously raised in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any future investments from investors.

Runway & Short/Mid Term Expenses

TransitNet, LLC cash in hand is $466,095, as of April 2023. Over the last three months, revenues have averaged 0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $25,000/month, for an average burn rate of $25,00 per month.

We have lowered operating expenses significantly from Q4 2022 in order to increase our runway in light of the slowdown in the crypto industry. Furthermore, the leadership teams of the Company and its parent entity, CapLinked, Inc. (CLI), are currently determining the terms of a full separation and spin-off of TransitNet from CLI, which if completed would make TransitNet a wholly independent company. We will revisit the Company's operating strategy upon completion of this process.

We do not expect to begin generating significantly more revenue over the next 3-6 months, as our core product will still be in development over that time. We don't expect to need any additional capital to continue operations over the next 3-6 months, however we will be exploring feasible options for revenue generation, raising capital, and partnerships.

The Company is not currently profitable. Future profitability will depend on our ability to achieve product-market fit. As would be typical for most cloud software companies, we will likely need to raise a significant amount of venture funding to achieve this and scale the business to profitability.

We have previously raised capital directly from investors under Reg D. We are not currently raising capital although we will continue to evaluate our options for doing so going forward.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or

required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Eric Jackson, certify that:

(1) the financial statements of TransitNet, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of TransitNet, LLC included in this Form reflects accurately the information reported on the tax return for TransitNet, LLC filed for the most recently completed fiscal year.

Eric Jackson
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://transitnet.io//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- CapLinked Inc.
- Christopher Grey
- Eric Jackson

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- CapLinked Inc.
- Christopher Grey
- Eric Jackson

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TransitNet, LLC

By

Eric Jackson

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the

capacities and on the dates indicated.

Eric Jackson
_____
CEO and Co-Founder
4/25/2023